Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
VIRGIN MOBILE USA, INC.
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
92769R108
(CUSIP Number)
Jin Mo Kim
SK Telecom Co., Ltd.
11 Euljiro 2–ga
Jung-gu, Seoul 100-999, Korea
+82-2-6100-1620
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 2, 2008
(Date of Event Which Requires
Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. :

CUSIP No.	92769R108

1	NAME OF REPORTING PERSON: SK Telecom Co., Ltd. S.S. or I.R.S. Identification Nos. of above persons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Korea

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		52,044,313 [1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,133,917 [2,3]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

52,044,313 [1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

62.7% [4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1 Includes (i) 2,941,176 shares of Class A common stock issuable upon conversion of the Series A Preferred Stock of issuer beneficially owned by reporting person, subject to stockholder approval of the issuer, (ii) 10,999,373 shares of Class A common stock beneficially owned by reporting person, and (iii) 193,368 shares of Class A common stock beneficially owned by Helio, Inc., currently controlled by SK Telecom USA Holdings, Inc. This also includes 37,910,396 shares of Class A common stock of issuer beneficially owned by Sprint Ventures, Inc. and Corvina Holdings Limited (together with its affiliates). The reporting person, Sprint Ventures, Inc. and Corvina Holdings Limited (together with its affiliates) may be deemed to share beneficial ownership of the above-referenced shares as a result of the reporting person, Sprint Ventures, Inc., Corvina Holdings Limited and Cortaire Limited (an affiliate of Corvina Holdings Limited) being signatories to an Amended and Restated Stockholders Agreement, dated August 22, 2008, a copy of which is filed as Exhibit 99.3 to Schedule 13D, dated September 5, 2008, filed by the reporting person. The reporting person does not affirm the existence of a group with Corvina Holdings Limited (together with its affiliates) and Sprint Ventures, Inc. and disclaims beneficial ownership of the shares held by them. The reporting person is not responsible for the completeness and accuracy of the information concerning Corvina Holdings Limited and Sprint Venture Inc.
2 Includes 19,337 shares of Class A common stock of issuer beneficially owned by Helio, Inc. and 1,099,937.30 shares of Class A common stock of issuer beneficially owned by SK Telecom USA Holdings, Inc. that are being held in escrow to satisfy certain obligations of Helio Inc. and SK Telecom USA Holdings, Inc., respectively, pursuant to the terms of the Transaction Agreement (See Item 6 of Schedule 13D, dated September 5, 2008, filed by the reporting person).
3 Includes (i) 2,941,176 shares of Class A common stock issuable upon conversion of the Series A Preferred Stock of issuer beneficially owned by reporting person, subject to stockholder approval of the issuer, (ii) 10,999,373 shares of Class A common stock beneficially owned by reporting person, and (iii) 193,368 shares of Class A common stock beneficially owned by Helio, Inc., currently controlled by SK Telecom USA Holdings, Inc.
4 Percentage calculated using an aggregate of 82,959,856 shares of Class A common stock currently outstanding, based upon the 53,707,076 shares of Class A common stock outstanding as reported by the issuer in its Form 10-Q for the quarterly period ended September 30, 2008.

CUSIP No.	92769R108

1	NAME OF REPORTING PERSON: SK Telecom USA Holdings, Inc. S.S. or I.R.S. Identification Nos. of above persons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		52,044,313 [5]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,133,917 [6,7]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

52,044,313 [5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

62.7% [8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
5 Includes (i) 2,941,176 shares of Class A common stock issuable upon conversion of the Series A Preferred Stock of issuer beneficially owned by reporting person, subject to stockholder approval of the issuer, (ii) 10,999,373 shares of Class A common stock beneficially owned by reporting person, and (iii) 193,368 shares of Class A common stock beneficially owned by Helio, Inc., currently controlled by SK Telecom USA Holdings, Inc. This also includes 37,910,396 shares of Class A common stock of issuer beneficially owned by Sprint Ventures, Inc. and Corvina Holdings Limited (together with its affiliates). The reporting person, Sprint Ventures, Inc. and Corvina Holdings Limited (together with its affiliates) may be deemed to share beneficial ownership of the above-referenced shares as a result of the reporting person, Sprint Ventures, Inc., Corvina Holdings Limited and Cortaire Limited (an affiliate of Corvina Holdings Limited) being signatories to an Amended and Restated Stockholders Agreement, dated August 22, 2008, a copy of which is filed as Exhibit 99.3 to Schedule 13D, dated September 5, 2008, filed by the reporting person. The reporting person does not affirm the existence of a group with Corvina Holdings Limited (together with its affiliates) and Sprint Ventures, Inc. and disclaims beneficial ownership of the shares held by them. The reporting person is not responsible for the completeness and accuracy of the information concerning Corvina Holdings Limited and Sprint Venture Inc.
6 Includes 19,337 shares of Class A common stock of issuer beneficially owned by Helio, Inc. and 1,099,937.30 shares of Class A common stock of issuer beneficially owned by SK Telecom USA Holdings, Inc. that are being held in escrow to satisfy certain obligations of Helio Inc. and SK Telecom USA Holdings, Inc., respectively, pursuant to the terms of the Transaction Agreement (See Item 6 of Schedule 13D, dated September 5, 2008, filed by the reporting person).
7 Includes (i) 2,941,176 shares of Class A common stock issuable upon conversion of the Series A Preferred Stock of issuer beneficially owned by reporting person, subject to stockholder approval of the issuer, (ii) 10,999,373 shares of Class A common stock beneficially owned by reporting person, and (iii) 193,368 shares of Class A common stock beneficially owned by Helio, Inc., currently controlled by SK Telecom USA Holdings, Inc.
8 Percentage calculated using an aggregate of 82,959,856 shares of Class A common stock currently outstanding, based upon the 53,707,076 shares of Class A common stock outstanding as reported by the issuer in its Form 10-Q for the quarterly period ended September 30, 2008.

CUSIP No.	92769R108

1	NAME OF REPORTING PERSON: Helio, Inc. S.S. or I.R.S. Identification Nos. of above persons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		193,368

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		193,368 [9]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

193,368

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2% [10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
9 Includes 19,337 shares of Class A common stock of issuer beneficially owned by Helio, Inc. that are being held in escrow to satisfy certain obligations of Helio Inc. pursuant to the terms of the Transaction Agreement (See Item 6 of Schedule 13D, dated September 5, 2008, filed by the reporting person).
10 Percentage calculated using an aggregate of 82,959,856 shares of Class A common stock currently outstanding, based upon the 53,707,076 shares of Class A common stock outstanding as reported by the issuer in its Form 10-Q for the quarterly period ended September 30, 2008.

          This Amendment No. 1 to Schedule 13D relates to shares of Class A common stock, $0.01 par value (“Class A common stock”) of Virgin Mobile USA, Inc. (“issuer”). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated September 5, 2008 (the “Initial Statement”) filed by the Reporting Persons. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Initial Statement. This Amendment No. 1 is being made to reflect (i) the conversion by SK Telecom of 10,999,373 common units of VMU Opco into 10,999,373 shares of Class A common stock of issuer pursuant to the terms of the Limited Partnership Agreement, (ii) the release from escrow to SK Telecom and Helio, Inc., pursuant to the terms of the Transaction Agreement, of a portion of the shares of Class A common stock being held in escrow to satisfy certain obligations of SK Telecom and Helio, Inc. pursuant to the terms of the Transaction Agreement, and (iii) SK Telecom’s entering into a voting agreement with the issuer pursuant to which SK Telecom has agreed to vote its shares of the issuer’s capital stock in favor of a proposal to increase the shares reserved for issuance under the issuer’s 2007 Omnibus Incentive Compensation Plan.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is amended to add the following:
   Effective December 2, 2008, SK Telecom, a wholly owned subsidiary of SK Telecom Co., Ltd., acquired 10,999,373 shares of Class A common stock of issuer pursuant to the conversion of its 10,999,373 common units of VMU Opco under the terms of the Limited Partnership Agreement. No additional consideration was paid by SK Telecom for the shares.
Item 4. Purpose of Transaction.
     Item 4 is amended to add the following:
   As a result of the conversion of its common units of VMU Opco as of December 2, 2008 as described above, SK Telecom has become the beneficial owner of 10,999,373 shares of Class A common stock of issuer with full voting rights associated with such shares.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)	aggregate number and percentage of class of securities:

See line 11 and line 13 of each cover page.

(b)	(i)	sole power to vote or to direct the vote:

See line 7 of each cover page.

	(ii)	shared power to vote or to direct the vote:

See line 8 of each cover page.

	(iii)	sole power to dispose or to direct the disposition of:

See line 9 of each cover page.

	(iv)	shared power to dispose or to direct the disposition of:

See line 10 of each cover page.
(c)    Other than as described in this Amendment No.1 to the Initial Statement, there has been no transaction in securities of the issuer by the Reporting Persons during the last 60 days.
     (d) 9,668 shares of Class A common stock of issuer owned by Helio, Inc. and 549,968.65 common units of VMU Opco (subsequently converted into the same number of shares of Class A common stock of issuer) owned by SK Telecom were released from escrow as of December 2, 2008, following final determination that no working capital adjustment would be made pursuant to the terms of the Transaction Agreement. The remaining 19,337 shares of Class A common stock of issuer owned by Helio, Inc. and 1,099,937.30 shares of Class A common stock of issuer owned by SK Telecom will continue to be held in escrow to satisfy certain obligations of Helio Inc. and SK Telecom, respectively, pursuant to the terms of the Transaction Agreement and shall not be sold until such time as they are released from such escrow arrangement (on or about March 31, 2010) or are used to satisfy such obligations. The Reporting Persons retain all voting power of such securities until such time as they are released from the escrow arrangement.
       (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:
SK Telecom Voting Agreement
           On December 5, 2008, SK Telecom entered into a voting agreement with the issuer pursuant to which SK Telecom has agreed to vote its shares of the issuer's capital stock in favor of a proposal to increase the shares reserved for issuance under the issuer's 2007 Omnibus Incentive Compensation Plan at a special meeting of the stockholders of the issuer. The voting agreement between SK Telecom and the issuer is filed as Exhibit 99.9 hereto and is incorporated herein by reference.
Item 7. Materials to be filed as Exhibits.

Item 7 is amended to add the following:

Exhibit 99.9 — SK Telecom Voting Agreement

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 5, 2008

SK Telecom Co., Ltd.

/s/ Tae Jin Park
Name: Tae Jin Park
Title: Senior Vice President

SK Telecom USA Holdings, Inc.

/s/ Jin Woo So
Name: Jin Woo So
Title: President

Helio, Inc.

/s/ Won Hee Sull
Name: Won Hee Sull
Title: President